SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Nextel Communications, Inc. (Name of Issuer)
Class A Common Stock (Title of Class of Securities)
65332V 103 (CUSIP Number)
C. James Judson, Digial Radio, L.L.C. 2300 Carillon Point, Kirkland, WA 98033 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
6/6/01 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /.

(Continued on following page(s))

Page 1 of 13 Pages

CUSIP No. 65332V 103	13D	Page 2 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons CRAIG O. MCCAW

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* BK

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 65,152,632 6,375,840 of such shares are subject to forward sale agreements and pledge agreements. See Item 4.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 65,152,632 6,375,840 of such shares are subject to forward sale agreements and pledge agreements. See Item 4.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 65,152,632

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) 9.08%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 3 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons DIGITAL RADIO, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 53,108,598

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 53,108,598

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 53,108,598

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) 7.28%

(14)	Type of Reporting Person* 00

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 4 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons EAGLE RIVER INVESTMENTS, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 59,580,394 6,375,840 of such shares are subject to forward sale agreements and pledge agreements. See Item 4.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 59,580,394 6,375,840 of such shares are subject to forward sale agreements and pledge agreements. See Item 4.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,580,394

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) 8.14%

(14)	Type of Reporting Person* 00

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 5 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons OPTION ACQUISITION, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 4,568,194

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 4,568,194

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,568,194

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) .63%

(14)	Type of Reporting Person* 00

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 6 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons EAGLE RIVER HOLDINGS, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 1,598,956 1,503,000 of such shares are subject to forward sale agreements and pledge agreements. See Item 4.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 1,598,956 1,503,000 of such shares are subject to forward sale agreements and pledge agreements. See Item 4.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,956

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) .22%

(14)	Type of Reporting Person*

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 7 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons ONECOMM INVESTMENTS, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 4,000,000 All of such shares are subject to forward sale agreements and pledge agreements. See Item 4.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 4,000,000 All of such shares are subject to forward sale agreements and pledge agreements. See Item 4.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) .55%

(14)	Type of Reporting Person*

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 65332V 103	13D	Page 8 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons EAGLE RIVER INVESTMENTS INTERNATIONAL, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization STATE OF WASHINGTON

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 872,840 All of such shares are subject to forward sale agreements and pledge agreements. See Item 4.

		(8)	Shared Voting Power -0-

		(9)	Sole Dispositive Power 872,840 All of such shares are subject to forward sale agreements and pledge agreements. See Item 4.

		(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 872,840

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) .12%

(14)	Type of Reporting Person*

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 9 of 13 Pages

Explanatory Note:

    This amended statement amends and supplements the information set forth in the Amendment No. 7 to Schedule 13D filed by the reporting persons on 3/20/00.

Item 1. Security and Issuer

    This statement relates to the Class A Common Stock, par value $.001 per share ("Nextel Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The principal executive offices of Nextel are located at 2001 Edmund Halley Drive, Reston, Virginia 20191.

    Capitalized terms which are not defined in this amended statement have the meanings defined in the original statement filed on August 7, 1995.

Item 2. Identity and Background

    (a),(b),(c)  The persons filing this amended statement are:

      (1) Digital Radio, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Digital"). Digital is the direct owner of a portion of the securities of Nextel which are the subject of this statement. The principal business of Digital is to invest in stock, options, securities, notes, debentures, bonds of, and other business opportunities associated with, Nextel. Eagle River Investments, L.L.C. has the exclusive management and control of Digital under the terms of its Limited Liability Company Agreement. The address for Digital's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

      (2) Option Acquisition, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Option Acquisition"). Option Acquisition is the direct holder of certain securities which are the subject of this statement and was formed for the sole purpose of holding options and the proceeds of the exercise of those options. COM Investments, LLC has the exclusive management and control of Option Acquisition under the terms of its Limited Liability Company Agreement. The address for Option Acquisition's principal business and principal office is 2300 Carillon Point, Kirkland, Washington, 98033.

      (3) Eagle River Investments, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Eagle River"). The principal business of Eagle River is to build equity value for each of its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. The address of Eagle River's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

      (4) Craig O. McCaw, an individual ("Mr. McCaw"), is the controlling stockholder and director of Eagle River, Inc., and has voting and management control of Eagle River Investments and COM Investments, LLC, which in turn has voting and management control of Digital, ERH, OneComm, ERII and Option Acquisition. Mr. McCaw serves as Chairman of Digital and of Eagle River. In addition, Mr. McCaw serves as Chairman of Eagle River, Inc., which provides management and consulting services to Nextel's senior management and Board of Directors. Mr. McCaw's business address is 2300 Carillon Point, Kirkland, Washington 98033.

      (5) Eagle River Holdings, L.L.C., is a limited liability company formed under the laws of the State of Washington ("ERH"). ERH is the direct holder of securities which are the subject of this statement and was formed for the sole purpose of holding, investing in and disposing of the securities. Eagle River has the exclusive management and control of ERH under the terms of its limited liability company agreement. The address of ERH's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

  Page 10 of 13 Pages

      (6) OneComm Investments, L.L.C., is a limited liability company formed under the laws of the State of Washington ("OneComm"). OneComm is the direct holder of securities which are the subject of this statement and was formed for the sole purpose of holding, investing in and disposing of the securities. Eagle River has the exclusive management and control of OneComm under the terms of its limited liability company agreement. The address of OneComm's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

      (7) Eagle River Investments International, L.L.C., is a limited liability company formed under the laws of the State of Washington ("ERII"). ERII is the direct holder of securities which are the subject of this statement and was formed for the sole purpose of holding, investing in and disposing of the securities. Eagle River has the exclusive management and control of ERII under the terms of its limited liability company agreement. The address of ERII's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

    The executive officers of Digital, Eagle River, ERH, OneComm and ERII are as follows: Craig O. McCaw, Chairman; Dennis Weibling, President/Treasurer; and C. James Judson, Vice President, Secretary and General Counsel. Each of Mr. Weibling and Mr. Judson serves in the foregoing capacities as his present principal occupation. The business address of each of Mr. McCaw, Mr.Weibling and Mr. Judson is 2300 Carillon Point, Kirkland, Washington 98033.

      (d),(e)  During the past five years, none of Digital, Option Acquisition, Eagle River, Mr. McCaw or the other above-named executive officers of Digital, Eagle River, ERH, OneComm and ERII has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Mr. McCaw, Mr. Weibling and Mr. Judson are all citizens of the United States of America.

Item 4. Purpose of Transaction

    Item 4 is hereby amended, as follows:

      In May 2001, Eagle River contributed 1,598,956 shares to ERH as a capital contribution.

      In May 2001, Eagle River contributed 4,000,000 shares to OneComm as a capital contribution.

      In May 2001, Eagle River contributed 872,841 shares to ERII as a capital contribution.

      ERH entered into a series of deferred sale transactions on the dates set forth below with a broker-dealer firm pursuant to which ERH received a notional amount of cash on such dates as advances against a future sale of the number of shares set forth opposite such dates (collectively, the "ERH Shares"), in the form of a variable rate forward sales contract (the "ERH Contract").

Date	Number of Shares
05/18/01	400,000
05/19/01	1,100,000
05/22/01	3,000

Page 11 of 13 Pages

  The ERH Contract provides ERH with a modified put option and the counterparty with a modified call option with respect to the ERH Shares. In each such transaction, the "options" are both exercisable on May 18, 2004, the date the ERH Contract expires. Pursuant to the ERH Contract, at the expiration date, ERH must sell the ERH Shares, or a lesser or greater number of shares which shall be determined based on the share price on the expiration date, to the counterparty. To secure its obligations under the ERH Contract, among other things, ERH pledged the ERH Shares to the counterparty under the terms set forth in a pledge agreement.

      OneComm entered into a series of deferred sale transactions on the dates set forth below with a broker-dealer firm pursuant to which OneComm received a notional amount of cash on such dates as advances against a future sale of the number of shares set forth opposite such dates (collectively, the "OneComm Shares"), in the form of a variable rate forward sales contract (the "OneComm Contract").

Date	Number of Shares
05/09/01	518,000
05/10/01	73,500
05/11/01	8,500
05/15/01	331,646
05/16/01	1,068,354
05/17/01	1,000,000
05/19/01	300,000
05/22/01	700,000

  The OneComm Contract provides OneComm with a modified put option and the counterparty with a modified call option with respect to the OneComm Shares. In each such transaction, the "options" are both exercisable on June 11, 2004, the date the OneComm Contract expires. Pursuant to the OneComm Contract, at the expiration date, OneComm must sell the OneComm Shares, or a lesser or greater number of shares which shall be determined based on the share price on the expiration date, to the counterparty. To secure its obligations under the OneComm Contract, among other things, OneComm pledged the OneComm Shares to the counterparty under the terms set forth in a pledge agreement.

      ERII entered into a series of deferred sale transactions on the dates set forth below with a broker-dealer firm pursuant to which ERII received a notional amount of cash on such dates as advances against a future sale of the number of shares set forth opposite such dates (collectively, the "ERII Shares"), in the form of a variable rate forward sales contract (the "ERII Contract").

Date	Number of Shares
05/07/01	425,926
05/08/01	246,914
05/17/01	200,000

  The ERII Contract provides ERII with a modified put option and the counterparty with a modified call option with respect to the ERII Shares. In each such transaction, the "options" are both exercisable on May 31, 2004, the date the ERII Contract expires. Pursuant to the ERII Contract, at the expiration date, ERII must sell the Shares, or a lesser or greater number of shares which shall be determined based on the share price on the expiration date, to the counterparty. To secure its obligations under the ERII Contract, among other things, ERII pledged the ERII Shares to the counterparty under the terms set forth in a pledge agreement.

  Page 12 of 13 Pages

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number of shares of Nextel Common Stock beneficially owned by each reporting person covered by this amended statement is as follows:

Name	Number of Shares(1)		Percentage
Digital Radio	53,108,598	(2)	7.28%
Eagle River Investments	59,580,394	(3)	8.17%
Option Acquisition	4,568,194.63%
Craig O. McCaw	66,248,588	(4)	9.08%
OneComm		(5)
ERH		(6)
ERII		(7)

(1)
Based on 729,376,929 shares of Nextel Common Stock Shares outstanding on June 14, 2001.

(2)
Includes (i) 46,159,884 shares of Nextel Common Stock upon the complete conversion of 7,693,314 shares of Class A Preferred Stock, (ii) 164 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock and (iii) 6,948,550 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options.

(3)
Includes (i) 46,159,884 shares or Nextel Common Stock upon the complete conversion of 7,693,314 shares of Class A Preferred Stock owned by Digital, (ii) 164 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, (iii) 6,948,550 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital, (iv) 1,598,956 shares held by ERH (including 1,503,000 subject to the forward sale and pledge agreements described in Item 4 above), (v) 4,000,000 shares held by OneComm (all of which are subject to the forward sale and pledge agreements described in Item 4 above) and (vi) 872,840 shares held by ERII (all of which are subject to the forward sale and pledge agreements described in Item 4 above).

(4)
Includes (i) 46,159,884 shares of Nextel Common Stock upon the complete conversion of 7,693,314 shares of Class A Preferred Stock owned by Digital, (ii) 164 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, (iii) 6,948,550 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital, (iv) 4,568,194 shares of Nextel Common Stock owned by Option Acquisition, (v) 2,000,000 shares of Nextel Common Stock upon complete exercise of options held by Eagle River, Inc. which are currently exercisable, (vi) 1,598,956 shares held by ERH (including 1,503,000 subject to the forward sale and pledge agreements described in Item 4 above), (vii) 4,000,000 shares held by OneComm (all of which are subject to the forward sale and pledge agreements described in Item 4 above), (viii) 872,840 shares held by ERII (all of which are subject to the forward sale and pledge agreements described in Item 4 above) and (ix) 100,000 shares owned by Craig O. McCaw personally.

(5)
Includes 4,000,000 shares which are subject to the forward sales and pledge agreements described in Item 4 above.

(6)
Includes 1,503,000 shares which are subject to the forward sales and pledge agreements described in Item 4 above.

(7)
Includes 872,840 shares which are subject to the forward sales and pledge agreements described in Item 4 above.

  Page 13 of 13 Pages

    (b) Pursuant to the terms of the Limited Liability Company Agreements of Digital, ERH, OneComm and ERII, the exclusive management and control, and all decisions regarding the management and affairs, of Digital, ERH, OneComm and ERII (including in each case investment decisions) are vested with Eagle River Investments, L.L.C. Mr. McCaw is the primary member of, and holder of the majority interest in, Eagle River Investments, L.L.C. As a result, he has voting and management control (including with respect to investment decisions) of Digital and Option Acquisition.

    (c) See Item 4.

    (d) None.

    (e) On July 28, 1998, Option Acquisition ceased to be the beneficial owner of more than 5% of the outstanding Nextel Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    See Item 4.